7-6-2004

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UF7-2-04

UNITED STATES
AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-53117

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

JUN 29 2004

REPORT FOR THE PERIOD BEGINNING __05/01/03__ AND ENDING __04/30/04__
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **LaRuette Mania Benefits Service Group, Inc.**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

__65 William Street, Suite 100__
(No. and Street)

__Wellesley__   __MA__   __02481-3802__
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Patterson and Gerry CPAs, LLC
(Name – if individual, state last, first, middle name)

__276 Union Avenue__   __Framingham__   __MA__   __01702-6318__
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 09 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
SEC 1410 (06-02)   unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _David J. Arthur_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Larhette Mann Benefits Service Group, Inc._ , as of _April 30_ , 20 _04_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Susan Fishman
6-28-04

Notary Public

Signature

Vice President, Treasurer and Financial Operations Principal

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PATTERSON AND GERRY CPAs, LLC
CERTIFIED PUBLIC ACCOUNTANTS & STRATEGIC CONSULTANTS

Board of Directors
LaRhette Manin Benefits Service Group, Inc.:

In planning and performing our audit of the financial statements of LaRhette Manin Benefits Service Group, Inc. (the Company), for the year ended April 30, 2004, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control. The Company does not have physical possession or ownership of any securities.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) that apply to the Company, in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. The objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at April 30, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CPAs, LLC

Framingham, Massachusetts
June 18, 2004

LARHETTE MANIN BENEFITS SERVICE GROUP, INC.

FINANCIAL STATEMENTS

Years Ended April 30, 2004 and 2003

CONTENTS



INDEPENDENT AUDITORS' REPORT

To the Board of Directors
LaRhette Manin Benefits Service Group, Inc.
Wellesley, Massachusetts

We have audited the accompanying statements of financial condition of LaRhette Manin Benefits Service Group, Inc. as of April 30, 2004 and 2003 and the related statements of income, changes in stockholders' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of LaRhette Manin Benefits Service Group, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LaRhette Manin Benefits Service Group, Inc. as of April 30, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Patterson and Gerry CPAs, LLC

June 18, 2004

1

LARHETTE MANIN BENEFITS SERVICE GROUP, INC.
STATEMENTS OF FINANCIAL CONDITION

| | April 30, | |
	2004	2003
ASSETS		
Cash	**$41,882**	$16,020
Prepaid expenses	**37,834**	14,006
Commission receivable from broker-dealer and		
clearing organization	**134,790**	95,936
	$214,506	$125,962
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Accrued expenses	**$13,863**	$173
STOCKHOLDERS' EQUITY		
Common stock; no par value, 12,500 shares authorized,		
100 shares issued and outstanding	**$100**	$100
Retained earnings	**200,543**	125,689
	200,643	125,789
	$214,506	$125,962

See notes to financial statements

LARHETTE MANIN BENEFITS SERVICE GROUP, INC.
STATEMENTS OF INCOME

| | *Years Ended April 30,* | |
	2004	2003
REVENUES		
Commissions	**$1,750,955**	$1,361,262
Interest income	**1,130**	923
	1,752,085	1,362,185
EXPENSES		
Bank service charges	**84**	159
Insurance	**48,762**	15,250
Legal and professional expenses	**20,310**	20,526
Licences	**10,814**	8,625
Management fee	**1,562,500**	1,243,550
Miscellaneous	**3,350**	1,375
	1,645,820	1,289,485
INCOME BEFORE PROVISION FOR INCOME TAXES	**106,265**	72,700
PROVISION FOR INCOME TAXES	**31,411**	18,211
NET INCOME	**$74,854**	$54,489

See notes to financial statements

LARHETTE MANIN BENEFITS SERVICE GROUP, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Years Ended April 30, 2004 and 2003

	Common Stock		Additional	Retained	Total Stockholders'
	Shares	Amount	Paid-in capital	Earnings	Equity
Balance at May 1, 2002	100	$100	$18,400	$71,200	$89,700
Net income				54,489	54,489
Distribution of capital			(18,400)		(18,400)
Balance at April 30, 2003	100	100		125,689	125,789
Net income				74,854	74,854
Balance at April 30, 2004	**100**	**$100**	-	**$200,543**	**$200,643**

4

See notes to financial statements

LARHETTE MANIN BENEFITS SERVICE GROUP, INC.
STATEMENTS OF CASH FLOWS

	Years Ended April 30,	
	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	**$74,854**	$54,489
Adjustments to reconcile net income		
to net cash provided by operating activities:		
Increase (decrease) on operating liabilities:		
Prepaid expenses	**(23,828)**	(7,290)
Commission receivable	**(38,854)**	11,846
Accounts payable		(6,375)
Accrued expenses	**13,690**	(30,146)
Net cash provided by operating activities	**25,862**	22,524
CASH FLOWS USED IN FINANCING ACTIVITIES		
Return of capital		(18,400)
INCREASE IN CASH	**25,862**	4,124
CASH, beginning of year	**16,020**	11,896
CASH, end of year	**$41,882**	$16,020
Supplemental cash flow information		
Cash paid for income taxes	**$12,546**	$23,107

5

See notes to financial statements

LARHETTE MANIN BENEFITS SERVICE GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
Years Ended April 30, 2004 and 2003

NOTE 1—SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of business

As of August 8, 2001, LaRhette Manin Benefits Service Group, Inc. (the "Company") began operations as a broker-dealer that is registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD). On April 23, 2002 the Company became registered with the Municipal Securities Rulemaking Board (MSRB). The Company was incorporated in the Commonwealth of Massachusetts and is wholly owned by LaRhette Manin Insurance Agency, Inc (the "Parent"). The Company provides hospitals and other similar medical groups with pension plan design, implementation and ongoing pension related services. The Company receives all of its revenues from other broker-dealers.

Use of estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2 - RELATED PARTY TRANSACTIONS

The Company has entered into a management agreement with the Parent to pay a monthly management fee in consideration of certain operating expenses, fixed assets and other general and administrative expenses paid on behalf of the Company. For the years ended April 30, 2004 and 2003, the Company paid the Parent a total of $1,562,500 and $1,243,550, respectively.

NOTE 3 – MAJOR CUSTOMERS

The Company has earned revenue from three major customers in 2004 and two major customers in 2003 of approximately 48% and 38% of its total revenue earned for the years ended April 30, 2004 and 2003, respectively. The Company receives 99.9% of its revenues from 2 broker-dealers based upon the funds collected from the Company's customers.

LARHETTE MANIN BENEFITS SERVICE GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
Years Ended April 30, 2004 and 2003

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that the equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). In the first year of operations, the ratio of aggregate indebtedness to net capital shall not exceed 8 to 1. Minimum net capital requirement is the greater of $5,000 or 12.5% of aggregate indebtedness. At April 30, 2004 and 2003, the Company had net capital of $162,809 and $111,783, respectively, which was $157,809 and $106,783, respectively, in excess of its required net capital of $5,000. The Company's net capital ratio was .085 to 1 and 0.002 to 1 for the years ended April 30, 2004 and 2003, respectively.

SUPPLEMENTAL INFORMATION

LARHETTE MANIN BENEFITS SERVICE GROUP, INC.
COMPUTATIONS OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

	April 30,	
	2004	2003
NET CAPITAL		
Total stockholders' equity qualified for net capital	**$200,643**	$125,789
Deduct:		
Prepaid expenses	**(37,834)**	(14,006)
Total net capital	**$162,809**	$111,783
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition:		
Accrued expenses	**$13,863**	$173
Total aggregate indebtedness	**$13,863**	$173
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	**$5,000**	$5,000
Excess net capital at 1500 and 800 percent		
for April 30, 2004 and 2003, respectively	**$157,809**	$106,783
Ratio: Aggregate indebtedness to net capital	**.085 to 1**	.002 to 1

There are no material differences that exist between the computation of net
capital and required net capital reported on by us the independent auditor
and the broker-dealer's unaudited filing of Part IIA of the FOCUS report.